April 28, 2016

Mr. Robert F. Telewicz, Jr.
Accounting Branch Chief

Office of Real Estate and Commodities
Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233
Washington, D.C.  20549

Re:                             DiamondRock Hospitality Company
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 001-32514

Dear Mr. Telewicz:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) in response to comments of the staff of the Office of Real Estate and Commodities of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Form 8-K filed with the Commission on February 23, 2016 (the “Form 8-K”) as set forth in your letter dated April 18, 2016 (the “Comment Letter”) to Mr. Sean M. Mahoney, Chief Financial Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10-K as filed with the Commission.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 47

1.             We note your disclosure of non-GAAP financial measures including the adjustments to EBITDA and FFO. We further note that certain adjustments are classified as “non-recurring items” or “unusual items”. Given that certain charges have been incurred within the prior two years, please explain to us how you determined it would be appropriate to classify them as “non-recurring” or “unusual”. Reference is made to Item 10(e)(1)(ii)(B) of Regulation S-K.

Mr. Robert F. Telewicz, Jr.

Office of Real Estate and Commodities

Securities and Exchange Commission

April 28, 2016

Response to Comment No. 1:

The Company believes that its presentation of Adjusted EBITDA and Adjusted FFO as additional non-GAAP financial measures is useful to its stockholders and financial analysts in evaluating the ongoing operating performance of the Company and its hotels.  Even though certain charges have been incurred within the prior two years, the adjustments are not an attempt by the Company to smooth earnings.  Rather, for each reporting period following management’s analysis, the Company makes only appropriate adjustments to EBITDA and FFO to eliminate the effects on EBITDA and FFO of both recurring and non-recurring items that do not accurately reflect the underlying operating performance of the Company’s hotels for the respective period.  As required by Item 10(e) of Regulation S-K, the Company’s current disclosure identifies the rationale for the exclusion and describes the usefulness of the measure to the Company and its stockholders and financial analysts.

In response to the Staff’s comments, beginning with its Quarterly Report on Form 10-Q for the quarter ending March 31, 2016, the Company will further enhance its current disclosure by adding the following:

•                  clearly label each adjustment that the Company believes does not accurately reflect the underlying operating performance of the Company (e.g. see the first bullet on page 47 labeled Non-Cash Ground Rent);

•                  eliminate the label “Other Non-Cash and/or Unusual Items” as a general category and use the label for such adjustments as “Other Items” and within such category specifically identify the adjustments made for that period; and

•                  expand the Company’s disclosure of the nature of each adjustment to provide greater context as to why management feels each adjustment is useful for its stockholders and financial analysts to evaluate the Company’s operating performance.

Form 8-K filed February 23, 2016

Exhibit 99.1

2.             Please clarify how you determined it was appropriate to exclude the Hilton Garden Inn Times Square Central from your pro forma hotel operating results.

Mr. Robert F. Telewicz, Jr.

Office of Real Estate and Commodities

Securities and Exchange Commission

April 28, 2016

Response to Comment No. 2:

The Company respectfully advises the Staff that the Hilton Garden Inn Times Square Central did not open for business until September 1, 2014.  Therefore, the 2015 pro forma operating results exclude the hotel for the period from January 1, 2015 to August 31, 2015 because there are no operating results for the comparable period of 2014 (prior to the opening of the hotel).  We believe that the inclusion of the Hilton Garden Inn Times Square Central in the 2015 pro forma operating results for the full year would be misleading to investors as it would overstate the Company’s year-over-year growth.  Please see the disclosure under the caption “Operating Results” and the table “Hotel Operating Data-Schedule of Property Level Results-Pro Forma” in the Form 8-K.

3.             In future periodic filings, please revise your presentation of Pro Forma Hotel EBITDA and Pro Forma Hotel Adjusted EBITDA as follows:

a. Reconcile to the most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

b. Present Actual Hotel Adjusted EBITDA, followed by a single adjustment for pre-acquisition results to arrive at Pro Forma Hotel Adjusted EBITDA.

c. Describe the source of pre-acquisition results and any adjustments made to those results. In addition, please consider disclosing whether the pre-acquisition results were audited or reviewed by your auditors as indicated in your response.

d. To the extent that you continue to present Pro Forma Hotel EBITDA or other measures that include pre-acquisition results, please tell us how you considered providing the relevant non-GAAP disclosures.

Please include a sample of management’s proposed disclosure within your response.

Response to Comment No. 3:

a. Beginning with the Company’s earnings release for the quarter ended March 31, 2016, which will be furnished to the Commission as Exhibit 99.1 to a Current Report on Form 8-K on or about May 6, 2016, the Company will present a reconciliation of Hotel EBITDA and Hotel Adjusted EBITDA.  A sample of management’s proposed disclosure is set forth on Annex A (Table 3(a)) attached hereto for the three months ended December 31, 2014 and 2015 and for the year ended December 31, 2014 and 2015.  This disclosure will be presented in the Non-GAAP Financial Measures section of Exhibit 99.1.

b. Beginning with the Company’s earnings release for the quarter ended March 31, 2016, which will be furnished to the Commission as Exhibit 99.1 to a Current Report on Form 8-K on or about May 6, 2016, the Company will present actual Hotel Adjusted EBITDA, with an adjustment for pre-acquisition results.  A sample of management’s proposed disclosure is set forth on Annex A (Table 3(b)) attached hereto for the three months ended December 31, 2014

Mr. Robert F. Telewicz, Jr.

Office of Real Estate and Commodities

Securities and Exchange Commission

April 28, 2016

and 2015 and for the year ended December 31, 2014 and 2015.  This disclosure will be provided as a footnote to the Hotel Operating Data schedule. Currently this schedule can be found on page 13 of Exhibit 99.1.

c. The Company informs the Staff that the historical pre-acquisition operating results for the hotels acquired in 2014 and 2015 were derived from property-level operations and accounting records obtained from the respective seller(s) of the hotels during the pre-acquisition due diligence period and have not been subject to the standard quarterly review procedures of an independent registered public accounting firm.  Such operating results provided to the Company by the respective seller(s) are not adjusted by the Company.  As such, these results may be subject to normal and recurring adjustments that arise during such a review. In its future periodic filings, the Company will include disclosure as to the source of the pre-acquisition operating results (e.g., the respective seller(s)) and whether or not pre-acquisition results were audited or reviewed by the Company’s auditors.

d. The Company acknowledges the Staff’s comment and will present in future periodic filings reconciliation of Pro Forma Hotel EBITDA or other measures to their most directly comparable GAAP financial, including appropriate adjustments for pre-acquisition results, as set forth in the tables set forth on Annex A (Tables 3(a) and 3(b)).

4.             Please tell us whether you have made any significant changes to your hotels after acquisition. To the extent that significant post-acquisition changes have been made, tell us how you concluded that combining pre-acquisition and post-acquisition was useful.

Response to Comment No. 4:

The Company does not believe that it has made any significant post-acquisition changes to the hotels identified in the Form 8-K acquired in 2014 or 2015.  The Company regularly evaluates all of its hotels, including those recently acquired, to identify value-add opportunities, such as repositioning through a change in brand or changing the third-party hotel manager to a more efficient operator, neither of which  the Company has deemed to be significant.  To the extent that a future post-acquisition change is deemed a significant change by management, we believe that combining pre-acquisition and post-acquisition results is useful to stockholders and financial analysts to reflect the value added by the Company’s management following acquisition.  In any case, post-acquisition changes (e.g., change in brand or third-party hotel manager) are, and will be, reported in the Company’s public disclosures.

5.             We note that you disclose key performance indicators (i.e. ADR, RevPAR, and Occupancy) on a pro forma basis. Please include balancing disclosure throughout future periodic filings of these indicators excluding pre-acquisition amounts. Please include a sample of management’s proposed disclosure in your response.

Mr. Robert F. Telewicz, Jr.

Office of Real Estate and Commodities

Securities and Exchange Commission

April 28, 2016

Response to Comment No. 5:

The Company acknowledges the Staff’s comment and beginning with the Company’s earnings release for the quarter ended March 31, 2016, which will be furnished to the Commission as Exhibit 99.1 to a Current Report on Form 8-K on or about May 6, 2016, will include balancing disclosure substantially as presented on Annex A (Table 5) attached hereto when presenting key performance indicators on a pro forma basis.

*     *     *

On behalf of the Company, I hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 240-744-1190, by facsimile transmission at 240-744-1199 or by e-mail at smahoney@drhc.com or Suzanne Lecaroz by phone at 617-570-1306, by facsimile transmission at 617-523-1231 or by email at slecaroz@goodwinprocter.com.

Sincerely,

/s/ Sean M. Mahoney
Name: Sean M. Mahoney
Title: Executive Vice President, Chief Financial Officer and Treasurer

Cc:     Mark W. Brugger

William J. Tennis

Briony R. Quinn

DiamondRock Hospitality Company

Gilbert G. Menna

Suzanne D. Lecaroz

Goodwin Procter LLP

Annex A

Table 3(a)

Reconciliation of Hotel EBITDA and Hotel Adjusted EBITDA to Net Income

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014

Net income	$25,703	$63,616	$85,630	$163,377
Interest expense	13,721	14,462	52,684	58,278
Income tax expense	2,999	4,433	11,575	5,636
Depreciation and amortization	26,125	24,074	101,143	99,650
EBITDA	68,548	106,585	251,032	326,941
Corporate expenses	6,272	6,387	24,061	22,267
Interest and other income	(146)	(151)	(688)	(3,027)
Hotel acquistion costs	4	898	949	2,177
Impairment losses	—	—	10,461	—
Gain on repayments of notes receivable	(3,927)	—	(3,927)	(13,550)
Gain on hotel property acquisition	—	—	—	(23,894)
Gain on sales of hotel properties, net	—	(49,719)	—	(50,969)
Gain on litigation settlement	—	—	—	(10,999)
Gain on insurance proceeds	—	—	—	(1,825)
Reversal of previously recognized Allerton income	—	—	—	(453)
Loss on early extinguishment of debt	—	1,555	—	1,616
Severance costs (corporate level)	—	(53)	—	736
Hotel EBITDA	70,751	65,502	281,888	249,020
Non-cash ground rent	1,461	1,573	5,915	6,453
Non-cash amortization of favorable and unfavorable contracts, net	(516)	(353)	(1,651)	(1,410)
Hotel manager transition and pre-opening costs	420	286	1,708	953
Lease preparation costs	1,061	—	1,061	—
Severance costs (hotel level)	(100)	—	328	—
Hotel Adjusted EBITDA	$73,077	$67,008	$289,249	$255,016

Annex A

Table 3(b)

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014

Revenues	$233,799	$223,627	$930,990	$872,862
Hotel revenues from prior ownership (1)	—	13,999	11,591	76,244
Hotel revenues from Hilton Garden Inn Times Square (2)	—	—	(15,685)	—
Hotel revenues from sold hotels (3)	—	(13,513)	—	(67,186)
Pro Forma Revenues	$233,799	$224,113	$926,896	$881,920

Hotel Adjusted EBITDA	73,077	67,008	289,249	255,016
Hotel Adjusted EBITDA from prior ownership (1)	—	3,132	4,802	21,389
Hotel Adjsuted EBITDA from Hilton Garden Inn Times Square (2)	—	—	(6,536)	—
Hotel Adjusted EBITDA from sold hotels (3)	—	(2,635)	—	(12,807)
Pro Forma Hotel Adjusted EBITDA	$73,077	$67,505	$287,515	$263,598

Hotel Adjusted EBITDA Margin	31.26%	29.96%	31.07%	29.22%
Pro Forma Hotel Adjusted EBITDA Margin	31.26%	30.12%	31.02%	29.89%

(1)

Pre-acquisition operating results were obtained from the respective seller(s) of the hotels during the acquisition due diligence process. We have made no adjustments to the amounts provided to us by the respective seller(s). The pre-acquisition operating results were not audited or reviewed by the Company’s independent auditors.

(2)

The Hilton Garden Inn Times Square opened on September 1, 2014. We excluded the operating results from January 1, 2015 to August 31, 2015 because there are no operating results of this hotel for the comparable period of 2014 (January 1, 2014 to August 31, 2014).

(3)	Includes the operating results for the Oak Brook Hills Resort sold on April 14, 2014 and the Los Angeles Airport Marriott sold on December 18, 2014.

Annex A

Table 5

	Full Year
	2015	2014	Change
Pro Forma Operating Results
Pro Forma RevPAR	$170.87	$163.19	4.7%
Pro Forma Revenues (in millions)	$926.9	$881.9	5.1%
Pro Forma Hotel Adjusted EBITDA Margin	31.02%	29.89%	113 basis points
Actual Operating Results
RevPAR (1)	$171.05	$162.68	5.1%
Hotel Adjusted EBITDA Margin (1)	31.08%	29.77%	131 basis points
Revenues (in millions)	$931.0	$872.9	6.7%
Adjusted EBITDA (in millions)	$265.9	$235.8	$30.1
Adjusted FFO (in millions)	$203.4	$171.5	$31.9
Adjusted FFO per diluted share	$1.01	$0.87	$0.14

(1)    To present the most comparable financial information, the 2014 amounts include pre-acquisition operating results of hotels acquired in 2014 and 2015 for the comparable period in 2014 to our ownership period in 2015. Further, the 2014 amounts exclude the operating results of hotels sold in 2014.